Exhibit 99.2

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company registration No. 201406588W)
1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on December 19, 2017

To Our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of an extraordinary general meeting of shareholders of KENON HOLDINGS LTD. (“Kenon” or the “Company”), which will be held at 1 Temasek Avenue #36-01, the Boardroom, Millenia Tower, Singapore 039192 on December 19, 2017 at 11 a.m. Singapore time (the “Extraordinary General Meeting”). The Extraordinary General Meeting is being convened for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 will be proposed as a Special Resolution:

1.	Ordinary Resolution to Ratify the Transaction:

   "ORDINARY RESOLUTION 1

RESOLVED THAT:

(A)	the sale and transfer by:

a.	Inkia Energy Limited ("Inkia") (a wholly-owned indirect subsidiary of the Company) of all of its rights, title, benefit and interest in its Latin American and Caribbean businesses; and

b.	IC Power Distribution Holdings Pte. Ltd. (a wholly-owned subsidiary of Inkia) of all of its rights, title, benefit and interest in its Latin American businesses,

to such persons, and upon such terms and conditions, as the Directors of the Company may, in their entire discretion deem fit, in or substantially in, the manner set forth in the Proxy Statement (the "Transaction"); and

(B)
all acts and things done, and all documents executed, by the Directors of the Company, and each of them individually, as they or he may consider necessary or expedient to give effect to the Transaction, be and is hereby ratified."

2.	Special Resolution to Authorise a Capital Reduction in Respect of the Potential Distribution

"SPECIAL RESOLUTION 2

WHEREAS, subsequent to the completion of the Transaction, the Company may undergo a capital reduction exercise to effect a return of capital, by way of a cash distribution of part of the proceeds derived from the Transaction, in an amount to be determined by the Directors of the Company, to the shareholders of the Company (the "Shareholders") existing as at such date to be determined by the Directors of the Company as the date on which the Register of Members and the Transfer Books of the Company will be closed (the "Books Closure Date"), on a pro rata basis.

RESOLVED THAT, pursuant to Article 49 of the Constitution of the Company and Section 78G of the Companies Act, Chapter 50 of Singapore, and subject to and contingent upon (i) the completion of the Transaction; and (ii) the approval of the High Court of the Republic of Singapore:

(A)
approval be given for the reduction of the issued share capital of the Company by a maximum amount of up to 750 million U.S. Dollars, with the exact amount to be determined by the Directors of the Company (the "Capital Reduction Amount"), without any cancellation of ordinary shares in the issued share capital of the Company (the "Proposed Capital Reduction"), and that such reduction be effected by returning the Capital Reduction Amount in cash to the Shareholders existing as at the Books Closure Date, with each such Shareholder receiving X U.S. Dollars for every ordinary share of the Company held by such Shareholder as at the Books Closure Date, where

X =
the Capital Reduction Amount
number of ordinary shares in the capital of the Company held by the Shareholders as at the Books Closure Date

                ; and

(B)
the Directors of the Company are authorised to make an application to the High Court of the Republic of Singapore in connection with the reduction of the issued share capital of the Company by the Capital Reduction Amount, provided that, if following the passing of this Special Resolution 2 the Directors of the Company are of the opinion that it is no longer in the best interests of the Company to proceed with the Proposed Capital Reduction, then they are also authorised not to proceed with such application; and

(C)
the Directors of the Company and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the Proposed Capital Reduction or to not proceed with the Proposed Capital Reduction (as the case may be)."

By order of the Board of Directors,

Cyril Pierre-Jean Ducau
Chairman of the Board of Directors
Singapore
November 27, 2017

For additional information on the above proposals, please refer to the Proxy and Information Statement, dated as of the date hereof (the “Proxy and Information Statement”), accompanying this Notice.

Notes

Eligibility to Vote at the Extraordinary General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business (EST) on November 20, 2017 as the record date for determining those beneficial shareholders of the Company who will be entitled to vote at the Extraordinary General Meeting and receive copies of this Notice and the accompanying Proxy and Information Statement. All shareholders of record on December 19, 2017, the date of the Extraordinary General Meeting, will be entitled to vote at the Extraordinary General Meeting and receive copies of this Proxy and Information Statement.

Quorum. Representation of not less than 33-1/3 per cent. of the total number of issued and fully paid ordinary shares in the capital of Kenon (“Kenon Shares”) as at the date of the Extraordinary General Meeting, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the Extraordinary General Meeting.

Proxies. Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). Whether or not you plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed pre-paid envelope. A proxy card must be received by Computershare Trust Company, N.A. at Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170, not less than 48 hours before the time appointed for holding the Extraordinary General Meeting (or within such time as may be required by the Companies Act). For further information on how to vote at the Extraordinary General Meeting, see “Questions and Answers Regarding the EGM – How Do I Vote? – Shareholders of Record” in the Proxy and Information Statement.

You may revoke your proxy at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170, not less than 48 hours prior to the Extraordinary General Meeting or (ii) attending the Extraordinary General Meeting and voting in person.

Beneficial Shareholders (New York Stock Exchange): In order for your vote to be counted at the Extraordinary General Meeting, you must have been a holder of Kenon Shares (a “Kenon Shareholder”) as at, and with effect from, the close of business (EST) on November 20, 2017. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. For further information on how to vote at the Extraordinary General Meeting, see “Questions and Answers Regarding the EGM – How Do I Vote? – Beneficial Shareholders (NYSE)” in the Proxy and Information Statement. If you do not intend to vote in person at the Extraordinary General Meeting, your Kenon Shares must be voted not less than 48 hours prior to the Extraordinary General Meeting (or within such longer period prior to the Extraordinary General Meeting as may be required by the Depositary Trust Company’s (“DTC”), or the DTC’s participants’ procedures). If you would like to revoke your proxy, please contact the broker, bank, nominee, or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (Tel Aviv Stock Exchange) (the “TASE”): In order for your vote to be counted at the Extraordinary General Meeting, you must have been a Kenon Shareholder as at, and with effect from, the close of business (EST) on November 20, 2017 and must (i) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on November 27, 2017 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon Shares on November 20, 2017, the record date for determining those beneficial shareholders whose votes will be counted at the Extraordinary General Meeting, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner or by e-mail to: kenonproxy@meitar.com or (ii) vote in person at the Extraordinary General Meeting. For information on how to vote in person at the Extraordinary General Meeting, see “Questions and Answers Regarding the EGM – How Do I Vote? – Beneficial Shareholders (TASE)” in the Proxy and Information Statement. If you do not intend to vote in person at the Extraordinary General Meeting, your Kenon Shares must be voted not less than 48 hours prior to the Extraordinary General Meeting (or within such longer period prior to the Extraordinary General Meeting as may be required by the Depositary Trust Company’s (“DTC”), the DTC’s participants’, or the TASE’s procedures). You may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner or by e-mail to: kenonproxy@meitar.com, not less than 48 hours prior to the Extraordinary General Meeting or (ii) attending the Extraordinary General Meeting and voting in person, subject to the terms and conditions set forth in “Questions and Answers Regarding the EGM – How Do I Vote? – Beneficial Shareholders (TASE)” in the Proxy and Information Statement.

The Proxy and Information Statement and this Notice are each being published for the benefit of all Kenon Shareholders, are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission on a Form 6-K, and will also be filed with the TASE on an Immediate Report.

Personal data privacy. By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Extraordinary General Meeting and/or any adjournment thereof, a member of the Company (i) consents to the collection, use and disclosure of the member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the Extraordinary General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Extraordinary General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the member discloses the personal data of the member’s proxy(ies) and/or representative(s) to the Company (or its agents or its service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or its service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the member will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s breach of warranty.